Independence Contract Drilling, Inc.

11601 North Galayda Street

Houston, Texas 77086

September 10, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Baberena-Meissner

Re:	Independence Contract Drilling, Inc.

Registration Statement on Form S-3

Filed September 4, 2018

File No. 333-227185

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Independence Contract Drilling, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to Wednesday, September 12, 2018 at 4:00 p.m. (Eastern time) or as soon thereafter as may be practicable.

[signature page follows]

If you have any questions with respect to this matter, please contact David C. Buck of Sidley Austin LLP at (713) 495-4521.

Very truly yours,

INDEPENDENCE CONTRACT DRILLING, INC.

By:	/s/ Byron A. Dunn
Name:	Byron A. Dunn
Title:	President, Chief Executive Officer and Director

Acceleration Request Letter